Exhibit 12
STATEMENT RE: COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(DOLLARS IN THOUSANDS)

	Six Months
	Ended June 30,
	2011
Earnings
Income from continuing operations before provision for income taxes	$273,392
Income from equity investees	(30,151)
Distributed income from equity investees	22,606
Interest and amortization of deferred finance costs	326,448
Amortization of capitalized interest	2,743
Implicit rental interest expense	31,400

Total Earnings	$626,438

Fixed Charges
Interest and amortization of deferred finance costs	$326,448
Capitalized interest	9,830
Implicit rental interest expense	31,400

Total fixed charges	$367,678

Ratio of earnings to fixed charges	1.70	x